

September 19, 2013

Via E-mail
Jeffrey DeNunzio
President and Chief Executive Officer
Prosperity Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re: Prosperity Acquisition, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 22, 2013**
> **File No. 0-55028**

Dear Mr. DeNunzio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

General

1.   Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Business, page 3

2.   Please provide support for the following assertions made on page 3:

   * "Most small private operating companies, (companies with 5 Million or less in annual revenue) and attempting a Form 10 Self Filing normally may not have the adequate financial and educational resources to originate and file their own Form 10;" and

   * "Most, if not all companies have a business plan which can be adopted and molded to fit the description of business, (Form 10 information) as required in a 'super' 8K filing by the Registrant within four days after completion of a reverse merger with a private operating company."

   Please characterize all beliefs set forth in the filing as such. As you are aware, you must be able to support on a reasonable basis all beliefs or opinions including in your filing.

3.   We again refer to the assertion that "[m]ost, if not all companies have a business plan which can be adopted and molded to fit the description of business, (Form 10 information) as required in a 'super' 8K filing by the Registrant within four days after completion of a reverse merger with a private operating company." Please expand this disclosure to reflect that in the event that a public shell company consummates a reverse merger with a private operating company, the Form 8-K that is required to be filed within four days of the transaction is required to include audited financial statements of the private operating company and pro forma financial information.

4.   You state on page 5 that at this time you do not intend to hire any third parties to conduct an analysis for a target company or any other business opportunities while on page 8 you state your intent to search for a target business combination by contacting various third parties including investment banking firms and private equity firms. Please revise your disclosure to resolve this inconsistency. Should your disclosure continue to reflect the use of third parties to search for business opportunities please describe the source of funding that will be used to retain such third parties and include estimated expenses to retain such third parties in the MD&A under Item 2.

5.   Please provide disclosure regarding the competitive environment in which you operate with respect to other shell companies with which you are competing in seeking a target to consummate a business combination. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Executive Compensation, page 10

6.   We note that the first paragraph in this section currently states that the formation expenses were paid by Jeffrey DeNunzio. Please revise the disclosure to reflect, if accurate, that this payment was made in the form of a loan to the company. We note in this regard that it is unclear from the disclosure in this section, including the footnote to the summary compensation table, whether the formation expenses paid by Mr. DeNunzio were in the form of a loan to the company that has been repaid by the issuance of 20 million shares of common stock. Please revise or advise.

Certain Relationships and Related Transactions, page 12

7.   Please revise the disclosure to provide the disclosure called for by Item 404(a) and (d) of Regulation S-K with respect to the related party account payable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or Laura Nicholson, Attorney-Advisor, at (202) 551-3584 with any questions.

                                        Sincerely,

                                        /s/ A.N. Parker *for*

                                        H. Roger Schwall
                                        Assistant Director